PARSONS LAW FIRM

ATTORNEYS AT LAW

SUITE 2070 SKYLINE TOWER

10900 NE 4th STREET

BELLEVUE, WASHINGTON 98004

(425) 451-8036 FAX (425) 451-8568

James B. Parsons*                                                                                                   e-mail firm-info@parsonslaw.biz                                                                                  *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

VIA FACSIMILE (202) 942-9531, REGULAR MAIL

AND FILED AS EDGAR CORRESPONDENCE

August 19, 2005

Mr. Gus Rodriguez

Mr. Rufus Decker

Division of Corporate Finance

United States Security and Exchange Commission

Washington, DC 20549-0501

Re:   Empyreans Holding, Inc

        Form 10-KSB/A for the fiscal year ended December 31, 2004

        File No. 0-30118

Dear Mr. Rodriguez and Mr. Decker:

This letter is in response to your comment letter dated July 15, 2005, with regard to the Amended Form 10KSB filing of Empyrean Holdings, Inc. ("Company"), and the Form 8-K and Form 8-K/A filed April 12, 2005. Responses have been keyed to your comment letter.

Form 10-KSB/A #2 for the Year Ended December 31, 2004

General
  A letter from the Company, on Company letterhead, is attached hereto.

Exhibit 31
  Exhibit 31 has been revised as requested, and is attached hereto for your review.

Form 8-K and Form 8-K/A Filed on April 12, 2005
  Once again, the Company's position is that while for accounting purposes the Tradewinds acquisition is treated as a reverse merger, legally and practically it is not. First and foremost, the management of Tradewinds did not become the management of Empyrean. The opposite, in fact, occurred. The management of Tradewinds resigned, and no longer participates in corporate governance matters involving either Tradewinds or Empyrean. Second, Empyrean is progressing with its diversification plan, which involves real estate development, as well as ownership. As reported in Empyrean's latest 10-QSB, it has formed a subsidiary Texas corporation to pursue real estate development. It is in negotiations with other companies, particularly United Construction Group, LLC, a non-affiliate, to locate and develop real properties in other states, as well as in Florida. The intention of Empyrean is to treat Tradewinds as one subsidiary acquired for the purpose of holding several already developed real estate properties in Florida to provide cash-flow, while progressing with the development of other projects independent of Tradewinds. As such, Tradewinds is not the successor entity for the purposes of control.

We will file the second amended 10-KSB after the Commission has had an opportunity to review this letter. The Company understands that Commission may have additional comments after review of this letter, and/or after review of the Form 10-KSB/A when filed. Please direct any further comments to this office, and feel free to call us at any time.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES B. PARSONS

JBP:aqs

Cc: client